2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING: SOMINCOR RECEIVES AWARD
"BEST COMPANY IN PORTUGAL" FOR 2006

September 27, 2007 (TSX: LUN; OMX: LUMI, NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that its wholly owned subsidiary Somincor, which operates the copper-zinc mine Neves-Corvo in southern Portugal, has been awarded Portugal’s most prestigious award of "Best Company in Portugal" for 2006.

At a ceremony hosted by the business magazine EXAME last Monday evening in Lisbon, the President of Somincor, Mr. João Carrêlo, received this highly coveted business award from the Minister of Economy and Innovation and in the presence of executives from leading companies in Portugal.

The criteria that the magazine uses to rate companies annually include: sales performance, growth in net profit, increase in asset value and shareholders’ equity, gross added value, solvency and financial position.

Mr. João Carrêlo who is also Executive Vice President and Chief Operating Officer of Lundin Mining, referred to the award as "deserved recognition by the business community in Portugal for Somincor’s splendid improvements in the key performance indicators of our business. Management has been successful in taking advantage of favorable exogenous factors to add value to our organization, maintain Somincor’s competitiveness, further mitigate risk and strengthen the sustainable development programme. We recognize the effort and commitment shown by all employees and the support demonstrated by all other stakeholders during 2006. Somincor is dedicated to continue to move from strength to strength."

About Lundin Mining

Lundin Mining is a rapidly growing mining and exploration company engaged in the extraction, development, acquisition and discovery of base metal deposits internationally. The company currently owns five operating mines: Neves-Corvo in Portugal, the Zinkgruvan and Storliden mines in Sweden, the Galmoy mine in Ireland and the Aguablanca mine in Spain. Another mine is under development, the Aljustrel mine in Portugal, and will be brought into production in the fourth quarter of 2007. In addition, the Company holds an extensive exploration portfolio as well as interests in international ventures and development projects including the world class Tenke Fungurume copper/cobalt project in the DRC and the Ozernoe zinc project in Russia.

For further information, please contact:

Lígia Várzea, Head of Communication and Public Relations Neves-Corvo Mine, +351 286 689 014
Catarina Ihre, Manager, Investor Relations: +46-706-07-92-63
Sophia Shane, Investor Relations, North America: +1-604-689-7842